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                                                                    EXHIBIT 21.1

                         SUBSIDIARIES OF FOOTSTAR, INC.

The registrant is the direct parent corporation of Footstar Center, Inc., a California corporation, which owns all of the outstanding shares of Footstar Corporation, a Texas corporation, which owns all of the outstanding membership interests of Footstar HQ, LLC, a New Jersey limited liability company. Footstar Corporation operates the leased footwear departments in Kmart stores located in the United States, Puerto Rico, the U.S. Virgin Islands and Guam and the leased footwear departments in the United States West Coast Rite Aid drug stores.

All of the subsidiaries referred to herein are included in the Consolidated Financial Statements of the registrant.

The names of other subsidiaries are omitted as, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.